Exhibit 99.28(j)

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Post-Effective Amendment No. 40 to Registration Statement No. 033-20309 on Form N-1A of our report dated February 27, 2012, relating specifically to the financial statements and financial highlights of Lord Abbett Global Allocation Fund and Lord Abbett Emerging Markets Currency Fund, each a series of Lord Abbett Global Fund, Inc., appearing in the Annual Report on Form N-CSR of Lord Abbett Global Fund, Inc. for the year ended December 31, 2011.

We also consent to the references to us under the headings “Financial Highlights” in the Prospectus and “Independent Registered Public Accounting Firm,” “Financial Statements” and “Fund Portfolio Information Recipients” in the Statement of Additional Information, which are part of such Registration Statement.

/s/ DELOITTE & TOUCHE LLP

New York, New York
April 24, 2012